Brian F. Faulkner
                             A PROFESSIONAL LAW CORPORATION
      27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                 E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


June 14, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 6 to Registration Statement on Form 10-SB
     Filed May 16, 2006
     Amendment No. 3 to Form 10-KSB for the Fiscal Year Ended May 31, 2005 Filed May 23, 2006
     Form 10-QSB for the Quarter Ended February 28, 2006
     Filed April 18, 2006
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to your letter of May 31, 2006 with regard to Amendment No. 6 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on May 16, 2006, Amendment No. 3 to Form 10-KSB for the fiscal year ended May 31, 2005, filed on May 23, 2006, and the Form 10-QSB for the quarter ended February 28, 2006, filed on April 18, 2006. Each comment point in your letter will be addressed below and in an amended Form 10-SB, and an amended Form 10-KSB to be filed on EDGAR:

1. The 125% figure under Risk Relating to Financing Arrangement refers to the conversion rate if there is an even of default on the debenture. However, the disclosure under Liquidity and Capital
Resources refers to the conversion rate if in case the Company reorganizes its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the common stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another entity, or effectuate a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of and, pursuant to the terms of such change, shares of common stock of the successor or acquiring corporation, or any cash, shares of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation are to be received by or distributed to the holders of common stock of the Company. Therefore, the disclosure is not, in our opinion, inconsistent.

2. That company is no relation to the Company. This is a typographical error and has been corrected.

3. Your comments have been noted and will be addressed in future filings, as requested.

4. The conversion option that represents an embedded derivative has been fair valued under paragraph 17 of Emerging Issues Task Force
("EITF") 00-19. The choice word of "intrinsic value" was an oversight by us and has since been revised to reflect "fair value".

     The estimated fair value of the related warrant determined using Black-Scholes option pricing model assumed a stock price volatility of 1%. The Company believes the 1% stock price volatility is appropriate considering the Company is akin to a private company since there is no readily available market for our common stock and all shares issued are restricted.

     The registration rights agreement for the shares underlying the conversion option and warrants have been accounted for as one combined freestanding instrument under EITF 00-19. Accordingly, the Company did not provide a separate fair value for the registration rights agreement since EITF 05-4 has not mandated the requirement to separately fair value the registration rights agreement as a freestanding separate instrument.

     The fair values assigned to the conversion option and warrants are not capped at the face value of the debt. The Company will revalue the fair values at the end of each reporting period based on a mark-to-market approach. Accordingly, the Company has added a disclosure indicating the revaluing of the conversion option and warrants to fair value at the end of each reporting period.

5.  As requested, the Company has removed the noted disclosure from
Note 7 to the financial statements for the year ended May 31, 2005.

6. The Exhibit Index has been amended to correspond to the filed exhibits.

7. You are correct in that the following is a required portion of the certification required for Exhibit 31 of the Form 10-KSB (even for companies which do not have internal controls over financial reporting - only a portion of Section 4 and 4(a) are permitted to be omitted for such companies):

     "Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting;"

The company is not currently required to have internal controls over financial reporting, as mandated by SEC Final Rule 33-8618, Therefore, even though the above language is required to be a part of the SEC mandated certification, the Company is unable to report on any changes in internal control over financial reporting since the Company does not presently have such controls.

     In this regard, your attention is directed to the specific language at the beginning of Rule 33-8618:

     "We are extending the compliance dates that were published on March 8, 2005, in Release No. 33-8545, for companies that are not accelerated filers, for certain amendments to Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, Items 308(a) and (b) of Regulations S-K and S-B,
     Item 15 of Form 20-F and General Instruction B of Form 40-
     F. These amendments require companies, other than registered investment companies, to include in their annual reports a report of management and accompanying auditor's report on the company's internal control over financial reporting. The amendments also require [under Item 308(c) of Regulation S-B] management to evaluate, as of the end of each fiscal period, any change in the company's internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting."

     From the plain language of this Rule, the Company is not required to report on any changes as set forth in Item 308(c) of Regulation S-B at this time. Therefore, the Company will continue to use mandated certification and is unable to provide the disclosure as set in Item 308(c) of Regulation S-B.

     If the foregoing detailed explanation, as well as all the others as set forth in previous response letters, does not satisfy your office on this issue, then I suggest that this matter be forwarded to the SEC's Office of the General Counsel for their review.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 7), the filed Form 10-KSB/A (Amendment No. 4), and the filed Form 10-QSB/A (February 28, 2006) showing the changes made per this letter. Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.